FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC ANNOUNCES DELISTING FROM EURONEXT PARIS

HSBC Holdings plc ("HSBC") announces that, following its announcement on 30 October 2020 that it intended to submit an application for the delisting of its shares from Euronext Paris (ISIN:GB0005405286) (the "Delisting"), the Delisting has been approved by the Board of Directors of Euronext Paris S.A.

The decision by HSBC to delist was taken following a review of the trading volumes, costs and administrative requirements related to its listing on Euronext Paris.

The Delisting will have no impact on HSBC's day-to-day operations in France or in Continental Europe, where HSBC remains committed to its plans to be a leading international bank in Europe. It will also not impact HSBC's other listings on the London Stock Exchange ("LSE"), The Stock Exchange of Hong Kong Limited, the New York Stock Exchange or the Bermuda Stock Exchange.

A sales facility procedure (the "Sales Facility") will be put in place from 27 November 2020 to 18 December 2020 (the "Sales Facility Period") to allow shareholders to sell on the LSE their HSBC shares which are listed on Euronext Paris and held in the Euroclear France clearing system (the "HSBC Euronext Shares"). HSBC has appointed CACEIS Corporate Trust to act as centralizing agent under the Sales Facility (the "Centralizing Agent").

During the Sales Facility Period, shareholders with HSBC Euronext Shares will have the following options:

●
sell on a voluntary basis all or part of their HSBC Euronext Shares on the LSE by participating in the Sales Facility (described in more detail below); or

●
retain all or part of their HSBC Euronext Shares, which will continue to be traded on Euronext Paris during the entire Sales Facility Period until and including the trading day prior to the date of the Delisting.

The HSBC Euronext Shares will be delisted from Euronext Paris on 22 December 2020 (the "Delisting Date").

Shareholders not participating

Shareholders who do not wish to sell their HSBC Euronext Shares under the Sales Facility or directly on Euronext Paris, or have otherwise taken no action by the Delisting Date, will be able to trade their HSBC Euronext Shares on the LSE, subject to the terms and conditions applied by their financial intermediaries.

Participating shareholders

Shareholders who wish to sell their HSBC Euronext Shares on the LSE under the Sales Facility should request their financial intermediary to deliver their HSBC Euronext Shares during the Sales Facility Period to the Centralizing Agent, pursuant to the procedure described below.

The HSBC Euronext Shares delivered to the Centralizing Agent during the Sales Facility Period will be sold on the LSE as from 23 December 2020 by a broker, at the market price prevailing at the time of the sale. The Centralizing Agent will calculate the average sale price of the HSBC Euronext Shares and will be in charge of transferring the sale proceeds to the HSBC shareholders participating in the Sales Facility once it has received the funds for the sale of all of the HSBC Euronext Shares tendered under the Sales Facility.

HSBC will pay the brokerage commissions on the LSE for the sale of HSBC Euronext Shares tendered pursuant to the Sales Facility, the fee of the Centralizing Agent and any applicable foreign exchange commission that would be incurred in connection with the Sales Facility.

The Sales Facility procedure is also described in the Euronext notice to be published today.

No guarantee can be given by HSBC or by the Centralizing Agent as to the price at which the HSBC Euronext Shares tendered pursuant to the Sales Facility will be sold. The Sales Facility is being provided solely as an accommodation to holders of HSBC Euronext Shares. Holders (and in particular individual investors) of HSBC Euronext Shares may decide not to participate in the Sales Facility or may decide not to take any action, in which case no guarantee can be given to them on the terms, including costs, that would be applied by their financial intermediary after the Delisting. Individual investors are urged to consult their own investment advisors before making a decision to participate or not in this process.

The contemplated timetable of the Sales Facility and the Delisting can be summarized as follows (it being specified that HSBC reserves the right to amend this calendar):

Event	Date
Sales Facility
Beginning of the Sales Facility	27 November 2020
End of the Sales Facility	18 December 2020
Sale on the LSE of the HSBC Euronext Shares tendered in the Sales Facility	As from 23 December 2020
Settlement of the proceeds of the Sales Facility to the relevant financial intermediaries	As soon as possible after receipt of the proceeds of the Sales Facility
Delisting
Last day of trading of HSBC Euronext Shares on Euronext Paris	21 December 2020
Delisting of HSBC Euronext Shares on Euronext Paris	22 December 2020

HSBC shareholders participating in the Sales Facility are reminded that they acknowledge and accept the risk implied from the change in the HSBC share price during the Sales Facility Period and applicable exchange rates. They are also reminded that any orders to tender HSBC Euronext Shares to the Sales Facility are irrevocable, as is the subsequent sale of such HSBC Euronext Shares tendered on the LSE.

Shareholders may request any additional information from their custodian and usual financial intermediary, who has received the details of the Delisting.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Investor enquiries to:
Richard O'Connor       +44 (0) 20 7991 6590             investorrelations@hsbc.com

Media enquiries to:
Gillian James              +44 (0) 7584 404 238             gillian.james@hsbcib.com

About HSBC

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,956bn at 30 September 2020, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 25 November 2020